Exhibit 99.1

Progen Pharmaceuticals Overview May 2008 Justus Homburg, CEO Malvin Eutick, Chairman Progen Pharmaceuticals 16 Benson Street Toowong, Brisbane Australia +61 7 3842 3333 3 Twin Dolphin Drive Redwood City, San Francisco United States of America +1 650 610 7800 PI-88 on the FGF2 heparin-binding domain

Safe Harbour Statement This presentation contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166, PG545, PG11047 and other drugs, future capital needs, general economic conditions and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that clinical data will remain scientifically, medically or commercially relevant or that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages. 2

3 Agenda Recent developments and current status PI-88 Update Epigenetics Technology Platforms Proliferation Technology Platform Angiogenesis Technology Platform Current Efforts & Indicative Timing Corporate Structure

Recent Developments Commencement PI-88 Phase III trial Recruited first patient in March 2008 Now open to patient recruitment in seven countries High volume recruiting countries yet to come on line On track to meet trial completion expectations Re-commencement of PG11047 Phase 1 trial Dose escalation study PG11047 monotherapy Run in lock-step with PG11047 combination dosing study Integration of US & Australian operations Acceleration of epigenetics platforms Expansion of anti-proliferation platform Expansion of pre-clinical and clinical development teams Expansion of pre-clinical and clinical development network Implementation of critical path project planning Selection of lead oncology compound from 500 series Efficacy in angiogenesis and metastasis and inhibits tumor growth Presented at 2008 AACR conference, San Diego, California PI-88 Commercial Scale Manufacturing Decision Outsource to commercial-scale CMO rather than build new facility Spin out Progen’s Contract Manufacturing Operations 4

Progen Positioning – Key oncology processes Six key processes of cancer development: - evading apoptosis or cell death - triggering signals that cause cells to grow - blocking signals that stop cell growth - triggering angiogenesis: new blood vessel formation - triggering processes that cause local and distant spread - causing cells to grow in size as well as in number Graphics from Hanahan & Weinberg, 2000 Chemotherapies driven by ability to select and kill fast-growing cells Targeted therapies driven by ability to block specific cancer processes 5

Progen Technologies Graphics from Hanahan & Weinberg, 2000 Epigenetics Controlling Cell Signaling Pathways Pre-clinical development compounds Anti-angiogenesis & Anti-metastasis Controlling tumour growth and spread PI-88 in Phase III PG545 in late Pre-clinical Heparanase inhibition discovery program Anti-proliferation Controlling cell growth through polyamines PG11047 in Phase I Pre-clinical development compounds 6

Progen Today CONTINUOUS PORTFOLIO EXPANSION M&A and INLICENSING DISCOVERY PROGRAMS ANGIOGENESIS PI-88 PG545 EPIGENETICS CELL PROLIFERATION PG11047 Continuously create improved outcomes for cancer patients by driving the development of novel cancer treatments 7

Progen's Pipeline

Compound | **Discovery** | **Preclinical** | **Phase I** | **Phase II** | **Phase III**

Angiogenesis
- PI-88 post-resection HCC
- PI-88 melanoma
- PG545
- Small Molecule Heparanase Program

Cell Proliferation
- PG11047 monotherapy (solid tumors)
- PG11047 combination (solid tumors)
- Polyamine Series

Epigenetics
- Series 1
- Series 2
- Series 3

PI-166 advanced HCC



www.progen-pharma.com

PROGEN PHARMACEUTICALS

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9 Agenda Recent development and current status PI-88 Update Epigenetics Technologies Platforms Proliferation Technology Platform Angiogenesis Technology Platform Current Efforts & Indicative Timing Corporate Structure

PI-88 unique dual mode of action: angiogenesis and metastasis Heparan sulfate Growth factors Heparanase Receptor Cell Signaling a b No Signaling The breakdown of Heparan Sulfate releases Growth Factor Signaling that stimulates angiogenesis, or new blood vessel formation, which allows tumors to grow. 10

11 Mechanism of Action of PI-88 Heparan sulfate Growth factors Heparanase Receptor PI-88 Blockade of Cell Signaling c d PI-88 acts as a HS mimetic PI-88 inhibits enzymatic activity of Heparanase PI-88 inhibits tumor development via two independent mechanisms ANGIOGENESIS METASTASIS

PI-88 Current Status and path forward Phase II liver cancer results 78% improvement in Disease-Free Survival Basis of Phase III trial structured to lead to registration FDA Fast Track; EMEA Orphan Drug PATHWAY commenced March 2008 Multinational trial; structured for world-wide registration On-track for an on-time completion Named one of top 5 Phase III trials in Pharma Matters, Q1 08 Thomson Reuters Commercialization strategy Marketing partner(s) post trial completion, pre marketing approval; More attractive than Phase II deals: increased royalties, opportunities for profit sharing, co-promoting, co-marketing, and distribution deals. Earlier partnering if opportunity to expand indications and create incremental upside is possible 12 48 Weeks % of patients disease free PI-88 Control

If trial is successful, PI-88 market entry process: US FDA Fast Track enables approval within six months from time of final data package submission EU EMEA Orphan Medicinal Product designation facilitates regulatory approval process Australian TGA submission made simultaneously with FDA and EMEA Other markets, including countries in Asia and South America, follow FDA, EMEA or TGA approval Recruitment on track for on-time completion; we will provide updates should this materially change 13

Phase 3 Timeline Potential Timeframes Filing Phase 3 Trial 2007 2008 2009 2010 2011 2012 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 PRODUCT LAUNCH Last Pt recruited 1st Pt recruited Last Pt, Last visit Analysis Data available 14

15 Agenda Recent development and current status PI-88 Update Epigenetics Technology Platforms Proliferation Technology Platform Angiogenesis Technology Platform Current Efforts & Indicative Timing Corporate Structure

Epigenetics: More than the Sum of Genes Epigenetics is about the switching certain genes off or on, processes that go wrong in cancer Progen has a portfolio of many compounds targeting gene expression mechanisms in preclinical development Genetically identical Cats with different coat colors driven by epigenetic processes 16

Key epigenetic processes Progen technologies target 17 Methylation, phosphorylation and acetylation trigger gene activation and silencing processes Affecting these processes provide opportunities to control key cancer mechanisms to reinstate normal cell function.

Progen’s Epigenetics Platform Focus Extensive network of world-class collaborators identifying the epigenetic processes affected by various compounds and developing additional compounds Johns Hopkins; Wayne State University, Lawrence Berkeley Institute, US Oncology, and others Driving towards lead compounds to commence clinical development Distinct platforms targeting specific cell signaling pathways Multiple compounds within each platform 18

19 Agenda Recent development and current status PI-88 Update Epigenetics Technologies Platforms Proliferation Technology Platform Angiogenesis Technology Platform Current Efforts & Indicative Timing Corporate Structure

Cell Proliferation – driven by naturally-occurring polyamines Spermine Central to Life Meaningful Target for Cancer / Other Hyperproliferative Conditions Greater the Abnormal Proliferation of Cells, Greater Dependence on Polyamines Interference with Polyamine Function Inhibits Cellular Growth 20

Polyamines in cell proliferation – PG11047 From Casero & Marton, 2007 •PG11047 works inside the cell, with the effect of cell growth inhibition that results in cell death: the two key intracellular processes are: - reduction of natural polyamines - binding with intracellular sites in competition with natural polyamines •Preclinical studies demonstrate reduction in the growth of tumors and additive activity to other oncology products •Clinical studies to date have shown PG11047 to be very well tolerated (prostate, lymphoma) •Dose escalation Phase 1 studies ongoing as monotherapy and in combination with Taxotere, Gemzar, Avastin, Tarceva, and others 21

22 Agenda Recent development and current status PI-88 Update Epigenetics Technologies Platforms Proliferation Technology Platform Angiogenesis Technology Platform Current Efforts & Indicative Timing Corporate Structure

Beyond PI-88: Selecting PG545 – A Systematic Approach Next generation Heparin Sulfate mimetic chemistry (dozens of compounds) Test direct interaction/binding to Growth Factors and Heparanase Assess system biology – a number of cellular assays (e.g. endothelial cell proliferation) Manufacturing Evaluate Tumor Efficacy & Safety Pharmacology DRUG CANDIDATE 23

PG545: anti-angiogenic, anti-metastatic, and anti-carcinogenic; potential for other indications such as inflammatory diseases CONTROL PG545 0 10 20 30 40 50 No. of metastases Control PG545 60 24 Preparing to discuss IND application with the FDA Scaling manufacturing in preparation of clinical development

25 Agenda Recent development and current status PI-88 Update Epigenetics Technologies Platforms Proliferation Technology Platform Angiogenesis Technology Platform Current Efforts & Indicative Timing Corporate Structure

Current efforts and indicative timings PG545 development plan, IND strategy H2 2008 Small molecule heparanase inhibitor discovery program H2 2008 PI-88 Melanoma trial H1 2009 PG11047 Phase I results H2 2009 Epigenetic platform first candidate clinical trial start H2 2009 Anti-proliferation platform clinical development expansion H2 2009 and on-going Epigenetics platform lead candidates selection and progression H2 2009 and on-going PG11047 Phase II commencement H1 2010 Epigenetics Phase II commencement H1 2011 PI-88 Phase III trial results 2011 PI-88 Market launch 2011 / 2012 New Technology in-licensing As occur M&A growth opportunities As occur 26

Resourcing Expanding Portfolio Included in financial plan related to last year’s capital raise: PI-88 Phase III in HCC PI-88 Phase II in melanoma PG545 development plan into Phase II Small molecule heparanase program into preclinical PI-88 manufacturing strategy savings of $7M Increase in interest income over budgeted rates - $1-2M Increase in Australian $ exchange rate over budget rates: $3-4M Adequate funding to drive expanded portfolio to key decision points 27

28 Financials and Capital Structure Current cash position (Dec 2007) AUD $91 M Estimated total shares on issue 60.3 M Listed options on issue 2.97 M Unlisted options on issue 2.86 M Retail ≈ 48% Institutional Holders ≈ 25% Founding business partners ≈ 14% US NASDAQ Register ≈ 11% Directors ≈ 2%